Exhibit 99.1

INX LIMITED ANNOUNCES PURCHASE OF ILS BROKERS LTD

NEW YORK – June 15, 2021 - INX Limited (“INX”), the owner of blockchain-based platforms for trading digital securities and cryptocurrencies, today announced the acquisition of ILS Brokers Ltd (ILSB).

Established in 2001, ILS Brokers Ltd. is an Israel-based interdealer-broker with over 50 tier-1 and tier-2 global bank relationships focusing on OTC trading of FX, interest rate and other derivative products. ILSB is an NFA member, registered as an introducing broker and swap firm and holds other licenses in Israel. The acquisition will allow INX to expand its global institutional reach while focusing on lead generation and OTC trading.

INX recently announced the closing of its acquisition of Openfinance Securities, LLC, a FINRA-regulated broker-dealer and alternative trading system, along with a significant partnership with GMO Trust to list the GYen, the first Yen-pegged stable coin launched with New York Department of Financial Services approval. INX envisions a multitude of digital offerings across asset classes and trading platforms.

INX President, Shy Datika, commented on the news: “I believe that through these recent events, INX is systematically cementing its position as the bridge between traditional finance and the world of cryptocurrencies and digital securities. The purchase of this interdealer-broker offers another building block and touch-point linking traditional finance with the cryptocurrency and digital security space, offering a full range of traditional and digital brokerage services.

We believe that cryptocurrency non-deliverable-forward (NDF) trading by global institutions will take the spotlight, especially given most institutions are looking for a way to trade cryptocurrency price volatility without the responsibility of actually holding the underlying assets. This acquisition puts us squarely in a position to provide markets in deliverable and non-deliverable currencies and cryptocurrencies to institutions in parallel with our digital securities and cryptocurrency trading platforms.”

The INX Token is the first SEC-registered digital security IPO for both retail and institutional investors. Through its digital securities platform, INX plans to provide innovative trading and capital raising financial instruments to enterprises and companies worldwide.

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About INX Limited

INX Limited provides regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. INX is led by an experienced team of business, finance, and blockchain technology experts unified by the vision of redefining the world of capital markets via the leveraging of blockchain technology following a regulatory path.

Forward Looking Statements

Some of the statements in this press release constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward- looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail in our Annual Report on Form 20-F for the year ending December 31, 2020, filed with the Securities Exchange Commission on April 29, 2021, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Press Inquiries:

INX Limited

Denise Weaver

Pistol x Stamen

Tel: 310-721-6710

Email: dweaver@pistolandstamen.com